Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Terrestrial Energy Opens North Carolina Headquarters, Advancing U.S. Leadership in Generation IV Reactor Development

Globe Newswire

September 4, 2025

(Globe Newswire) -- Terrestrial Energy continues to advance commercialization of Integral Molten Salt Reactor (IMSR) technology to supply high-temperature, clean, firm and flexible thermal and electric energy to key markets including the industrial, data center, and grid power.

CHARLOTTE, N.C.– September 4, 2025 – Terrestrial Energy Inc. (“Terrestrial Energy” or “the Company”), a developer of small modular nuclear power plants using its Generation IV reactor technology, today announced the opening of its new corporate headquarters in Charlotte, North Carolina. The new office represents a significant milestone in Terrestrial Energy’s growth trajectory and affirms the Company’s commitment to U.S. nuclear supply chains as a central strategy for the rapid deployment of its Integral Molten Salt Reactor (IMSR) plants across key U.S. industrial sectors. Terrestrial Energy is committed to the delivery of cost-competitive high-temperature, clean, firm thermal and electric energy supply that is essential to power the reshoring of U.S. manufacturing and AI leadership.

Terrestrial Energy’s U.S.-anchored supply chain, stretching across many U.S. States, mitigates trade uncertainties by reducing reliance on foreign suppliers. From its new North Carolina base of operations, the company is positioned to leverage America’s nuclear ecosystem and expert workforce in the nuclear, oil and gas, and heavy industrial sectors for supply of key nuclear components and systems, together with engineering services, for IMSR plant construction and project management in the delivery of commissioned plants.

The Company’s focus on a domestically-secured supply chain, inclusive of North Carolina supplier partnerships, and its use of Standard-Assay Low Enriched Uranium (LEU) fuels – as opposed to supply-restricted High-Assay Low-Enriched Uranium (HALEU) – is a distinguishing feature of the Terrestrial Energy’s strategy to deliver a nuclear energy solution to the U.S. market that is policy-resilient and cost-certain. Terrestrial Energy is sourcing key electric power components, including power transformers and steam turbines, from global energy technology leader Siemens, a long-standing North Carolina employer with eight locations across the state. Siemens and Terrestrial Energy have been engaged on IMSR plant component supply since 2021.

“Terrestrial Energy’s new headquarters will be driving the development of our IMSR plant and its supply chain, while advancing our leadership in the U.S. advanced nuclear reactor sector,” said Simon Irish, CEO of Terrestrial Energy. “This is an extraordinary time for the nuclear sector, and as the United States seeks energy dominance, it offers an unmatched environment for nuclear energy innovation. North Carolina’s business and energy leadership provides the perfect anchor to expand our domestic operations.”

“Terrestrial Energy’s decision to grow in Charlotte underscores the South’s leadership in advanced nuclear,” said Kenneth J. Nemeth, Secretary and Executive Director of the Southern States Energy Board. “As an organization with roots in nuclear energy, SSEB welcomes the company’s investment in our region. As an SSEB Associate Member, Terrestrial Energy is strengthening domestic supply chains, creating high-value jobs, and advancing clean, reliable power for the industries that drive our member states’ economies.”

Today’s announcement comes amidst a period of accelerating growth for Terrestrial Energy, following a critical materials testing milestone in partnership with NRG PALLAS, as well as a recently-signed MOU with leading energy solutions provider Ameresco, Inc. to develop customized hybrid energy systems. Earlier this year, Terrestrial Energy announced plans to site an Integral Molten Salt Reactor (IMSR) plant at the Texas A&M-RELLIS campus as part of a powerful hub to drive advanced nuclear innovation in Texas and the United States.

About Terrestrial Energy

Terrestrial Energy is a developer of Generation IV nuclear plants that use its proprietary Integral Molten Salt Reactor (IMSR). The IMSR captures the full transformative operating benefits of molten salt reactor technology in a plant design that represents true innovation in cost reduction, versatility and functionality of nuclear energy supply. IMSR plants are designed to be small and modular for distributed supply of zero-carbon, reliable, dispatchable, low-cost, high-temperature industrial heat and electricity, and for a dual-use energy role relevant to many industrial applications, such as chemical synthesis and data center operation. In so doing, they extend the application of nuclear energy far beyond electric power markets. Their deployment will support the rapid global decarbonization of the primary energy system across a broad spectrum and increase its sustainability. Terrestrial Energy uses an innovative plant design together with proven and demonstrated molten salt reactor technology and standard nuclear fuel for a nuclear plant with a unique set of operating characteristics and compelling commercial potential. Terrestrial Energy is engaged with regulators, suppliers and industrial partners to build, license and commission the first IMSR plants in the early 2030s.

On March 26, 2025, Terrestrial Energy and HCM II Acquisition Corp. (Nasdaq: HOND) announced that they have entered into a definitive Business Combination Agreement for a business combination (the “Business Combination”) that would result in the combined Company (Terrestrial Energy) to be listed on the Nasdaq Stock Market under the ticker symbol “IMSR”.

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Important Information for HCM II Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

The proposed business combination will be submitted to shareholders of HCM II for their consideration. In connection with the business combination, HCM II and Terrestrial Energy have filed with the SEC a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus solicitation statement to be distributed to HCM II’s shareholders in connection with HCM II’s solicitation for proxies for the vote by HCM II’s shareholders in connection with the proposed business combination, and a preliminary proxy statement of HCM II to be distributed to holders of HCM II’s capital shares in connection with HCM II’s solicitation of proxies for vote by HCM II’s shareholders with respect to the Business Combination and other matters described in the Registration Statement HCM II and Terrestrial Energy also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of HCM II and Terrestrial Energy. INVESTORS OF HCM II AND TERRESTRIAL ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HCM II and Terrestrial Energy once such documents, when available, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by HCM II may be obtained free of charge from HCM II’s website at https://hcmacquisition.com/ or by written request to HCM II at 100 First Stamford Place, Suite 330 Stamford, CT 06902.

Participants in the Solicitation

HCM II and Company, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of HCM II is set forth in HCM II’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on HCM II and the Company. There can be no assurance that future developments affecting HCM II and the Company will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is actually delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of HCM II to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by HCM II shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4, that certain prospectus of HCM II dated August 15, 2024 and the HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or Company presently know, or that HCM II or Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of HCM II, the Company, any placement agent nor any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. HCM II, the Company and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither HCM II nor the Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

Terrestrial Energy Investor Center:

https://www.terrestrialenergy.com/investors

Terrestrial Energy Media & Investor Contact:

TerrestrialEnergy@icrinc.com

HCM II Investor Contact:

HCM II Acquisition Corp.
Steven Bischoff
sbischoff@hondiuscapital.com
(203) 930-2200

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